[LETTERHEAD OF MASSMUTUAL]

September 12, 2008

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Variable Life Separate Account I

Variable Universal Life III

Pre-Effective Amendment No. 1 to Registration Statement on Form N-6

File Nos. 333-150916 and 811-08075

Ladies and Gentlemen:

Massachusetts Mutual Life Insurance Company (the “Company”) hereby acknowledges that:

•

Should the Securities and Exchange Commission (the Commission”) or its staff, acting pursuant to delegated authority, declare the above-captioned filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or its staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at 860-562-2442.

Very truly yours,

/s/ Catherine Z. Collins

Catherine Z. Collins